UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                       SEC File Number 000-51792
                                                          CUSIP Number 46115X102


                           NOTIFICATION OF LATE FILING

(CheckOne): |_| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F
            |X| Form 10-Q and Form 10-QSB |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

         For Period Ended: June 30, 2007

      |_|   Transition Report on Form 10-K and Form 10-KSB

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q and Form 10-QSB

      |_|   Transition Report on Form N-SAR

      For Transition Period Ended:
                                  ----------------------------------------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INTRA-ASIA ENTERTAINMENT CORPORATION
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Full Name of Registrant

07 Floor E-Wing Center, No. 113 Zhichunlu, Haidian District
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Address of Principal Executive Office (Street and Number)

Beijing, China, 100086
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City, State and Zip Code

PART II - RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K or Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-QSB within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into statements for the second quarter of 2007. The Registrant anticipates that it will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Shudong Xia (Chief Executive Officer)       86-10           8267-1299
      -------------------------------------    -----------    ------------------
                   (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in its Current Report on Form 8-K filed on May 14, 2007, the Registrant completed a share exchange transaction (the "Share Exchange Transaction") with Cabowise International Ltd. ("Cabowise"), a British Virgin Islands company and Cabowise's shareholders on May 14, 2007 which resulted in a change in control of the Registrant. Cabowise's sole asset was its option to purchase an 85% equity interest in Beijing PKU Chinafront High Technology Co., Ltd. ("PKU"). Immediately following the Share Exchange Transaction, Cabowise assigned its option to purchase the 85% equity interest in PKU (the "PKU Option") to the Registrant's indirect Chinese subsidiary Oriental Intra-Asia Entertainment (China) Limited ("Oriental Intra-Asia"). Oriental Intra-Asia exercised the PKU Option on May 14, 2007 and thereby became the owner of an 85% equity interest in PKU. Prior to May 14, 2007, the Registrant was a shell corporation and was not engaged in any active business. The exercise of the PKU Option changed the Registrant's operations from the operations reported in the Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 2006 that was filed on August 15, 2006. Through PKU, the Registrant is currently a total solutions provider of Geography Information Systems, or GIS application software and services to various segments of the Chinese government.

As a result of the Share Exchange Transaction and the exercise of PKU Option, PKU's historical results are being carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange Transaction and the exercise of PKU Option. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from the financial results reported in the previous year's Form 10-QSB that was filed for the corresponding fiscal quarter in 2006 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended June 30, 2007 and 2006, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Quarterly Report on Form 10-QSB with such results within the allotted extension period.

                      INTRA-ASIA ENTERTAINMENT CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2007                              By: /s/ Shudong Xia
      ---------------                                  -----------------------
                                                       Shudong Xia
                                                       Chief Executive Officer